United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or
Suspension of Duty to File Reports
Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number: 0-30565

Mercantile Resources, Ltd
(formerly Austin Chalk Oil & Gas, Ltd.  originally Knowledge Networks, Inc.)

Nevada (Jurisdiction of Incorporation)	91-2014670 (I.R.S. Employer Identification No.)
31878 Del Obispo #118-606, San Juan Capistrano, CA (Address of principal executive offices)	92675 (Zip Code)
Telephone (949) 369-9161 ext. 17
Securities registered pursuant to Section 12(b) of the Act	None
Securities registered pursuant to Section 12(g) of the Act	Common Stock
Other classes of securities with duty to file under section 13(a) or 15(d)	None
☒ Rule 12g-4(a)(1)(i) Class held of record by less than 300 persons
☐ Rule 12g-4(a)(1)(ii) Class held of record by less than 500 persons/total assets less than $1,000,000.

Item 1.	Number of Shareholders. The number of holders of record as of the certification or notice date is approximately 100

Item 2.	Voluntary Reporting. We will not report voluntarily, in accordance with Section 15(d) of the Securities Exchange Act of 1934. We will be exempt from reporting pursuant to that Section.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.

Dated:

Mercantile Resources, Ltd

by

Jair Tuñon	Jair Tuñon
Jair Tuñon	Jair Tuñon
CEO, Director	CFO, Director